CM

SECUR[barcode]MISSION

10026000

SEC Mail Processing Section

FEB 24 2010

Washington, DC 110

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Condata Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadway, Suite 1710
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Conrad Henry, CEO/President (212) 233-1460
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor (Address) NY (City) New York (State) 10005 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/2

OATH OR AFFIRMATION

I, Conrad Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Condata Group, Inc., as of December 31, 2009, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to me the 22nd of February 2010 in New York, New York

[signature]

Signature

President/CEO

Title

[signature]

Notary Public

SUSANNA NIETO
Notary Public, State of New York
No.01NI6200618
Qualified in New York County
COMMISSION EXPIRES 02/02/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Acountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com
jamundsencpa@gmail.com

Condata Group, Inc.

Index to Financial Statements

December 31, 2009

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212-709-8250
212-943-2300 (fax)

Report of Independent Certified Public Accountant

To the Board of Directors
Condata Group, Inc

I have audited the accompanying statement of financial condition of Condata Group, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Condata Group, Inc. as of December 31, 2009, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating loss, cash deficiency from operating activities and other matters raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in

the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 21, 2010

Condata Group, Inc.

Statement of Financial Condition

December 31, 2009

Assets		
Cash	$	3,294
Accounts receivable		16,663
Prepaid taxes		590
Current assets		20,547
Fixed assets, net of accumulated depreciation of $48,787		7,728
Total Assets		28,275
Liabilities and stockholders' equity		
Accounts payable and accrued expenses		7,254
Current liabilities		7,254
Note payable		6,561
Total liabilities		13,815
Stockholders' equity		
Common stock, 100 shares outstanding, no par value 200 shares authorized		35,000
Additional paid-in capital		237,634
Retained earnings		(258,174)
Total stockholders' equity		14,460
	$	28,275

See accompanying notes to financial statements.

Condata Group, Inc

Statement of Operations

For the Year Ended December 31, 2009

Revenues		
Commissions	$	29,535
Other income		33,201
Total Revenues		62,736
Expenses		
Professional fees		16,145
Depreciation		4,847
Interest expense		1,175
Administration		35,344
Rent		14,557
		72,068
Net (Loss) before income taxes		(9,332)
Reserve for Income Taxes		400
Net (Loss)	$	(9,732)

See accompanying notes to financial statements.

Condata Group, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2009	$ 35,000	$ 237,634	$ (248,442)	$ 24,192
Capital Additions				-
Net Loss			(9,732)	(9,732)
Balance at December 31, 2009	$ 35,000	$ 237,634	$ (258,174)	$ 14,460

See accompanying notes to financial statements.

Condata Group, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net Income (Loss)		$ (9,732)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in operating assets:		
Depreciation	4,847	
Accounts receivable	(15,378)	
Other assets	(237)	
Increase (decrease) in operating liabilities:		
Accounts payable	760	
Loan payable	(7,551)	
Note payable	(10,005)	
Total adjustments		(27,564)
Net cash provided by operating activities		(37,296)
Additional paid in capital contributions		
Fixed asset additions		
Cash and equivalents, beginning of year		40,590
Cash and equivalents, end of year		$ 3,294
Supplemental Disclosure of Cash Flow Information:		
Interest paid		1,175
Income taxes paid		$ 400

See accompanying notes to financial statements.

CONDATA GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Business and summary of significant accounting policies:

Business:
Condata Group, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("the SEC") and is a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company became a member on June 7, 2005. The Company engages in a single line of securities business.

Basis of presentation:
As shown in the accompanying financial statements, the Company incurred a net loss and a cash deficiency from operating activities in 2009. As of December 31, 2009, the Company was in a net capital deficiency as a result of short term investments in an affiliated accounting and bookkeeping business. As a result of this net capital deficiency, the Company is suspended from all new broker dealer activities as of December 31, 2009. These factors create an uncertainty about the Company's ability to continue as a going concern. Management's plan with respect to these matters is to collect $17,000 from its affiliated company and to raise an additional $5,000 from its owner. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Equipment, furniture and software:
Equipment, furniture and software are carried at cost. Depreciation and amortization are provided using straight-line and accelerated methods over the estimated useful lives of the assets or term of the lease.

Income taxes:
The Company is an "S" Corporation for federal and New York State income tax reporting. The Company is liable for New York City income taxes.

Concentration of credit risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of receivables from an affiliated company.

Note 2 – Equipment, furniture and software:

Equipment, furniture and software are included in fixed assets as of December 31, 2009 and consist of the following: Computer equipment (estimated 5 year life) $19,936.88; Furniture and fixtures (estimated 5 year life) $32,078.29; Software (testimated 5 year life); Less: accumulated depreciation and amortization $48,786.50.

Note 3 – Income taxes:

As of December 31, 2009, the Company owes minimum taxes to New York and New York City. As a subchapter "S" Corporation, it is not liable for federal taxes.

Note 4 – Savings plan:

The Company has no employee savings plan.

Note 5 – Commitments and contingencies:
Operating leases:
The Company leases its office space under operating leases that expire through September 2010. Office leases generally require the Company to pay real estate taxes and maintenance costs. Minimum future rental commitments under non cancel leases are as follows:

2010	14,500

Note 6 – Net capital requirements:
The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company was not in compliance with these rules and has suspended broker dealer operations.

Note 7 – Related party transactions:

Included in other assets on the accompanying statement of financial condition is a receivable from an affiliated company of $16,663. This receivable is a short term note receivable with no interest due.

Condata Group, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

ASSETS	$ 28,275.00
LESS LIABILITIES	13,815.00
TOTAL OWNERSHIP EQUITY	14,460.00
LESS NON-ALLOWABLES	(24,981.00)
NET CAPITAL BEFORE HAIRCUTS	(10,521.00)
LESS HAIRCUTS	
NET CAPITAL	(10,521.00)
MINIMUM REQUIREMENT	(5,000.00)
EXCESS CAPITAL	(15,521.00)
AI/NC RATIO	(3.13)
NON AI	-

The material difference between this audited report and the Company's unaudited FOCUS relates to the non allowable assets. There is a $16,663 receivable from an affiliated company that was inadvertently included in allowable assets. There is also a $2,552 computer that was inadvertently included in allowable assets.

These differences have been reconciled in the amended FOCUS filing and there is no material difference between this audited financial report and the amended FOCUS filing.

Condata Group, Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Condata Group, Inc.
Computation for Determination of the SIPC Supplemental Report
For the Year Ended December 31, 2009

The Company is not a member of SIPC and has no SIPC revenues in 2009.

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
jamundsencpa@gmail.com

Independent Auditor's Report of Internal Accounting Control Required by SEC Rule 17a-5

To the Shareholders of
Condata Group, Inc.

In planning and performing my audit of the financial statements of Condata Group, Inc., (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 21, 2010